UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013.

Commission File Number: 001-31221

Total number of pages: 5

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: September 11, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto
Head of Investor Relations

Information furnished in this form:

1.	Notice Regarding Announcement on launch of handset

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

September 11, 2013

Notice Regarding Announcement on launch of handset

NTT DOCOMO today announced that iPhone will be available on the docomo network beginning on Friday, September 20, as per the attached document.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

NTT DOCOMO & Apple Team Up to Offer iPhone in Japan

on Friday, September 20

TOKYO, Japan and CUPERTINO, California—September 10 (September 11 in Tokyo), 2013—NTT DOCOMO and Apple® today announced that iPhone® 5s, the most forward-thinking smartphone in the world, and iPhone 5c, the most colorful iPhone yet, will be available on the DOCOMO network beginning on Friday, September 20. iPhone 5s features an all-new A7 chip, making iPhone 5s the world’s first smartphone with 64-bit desktop-class architecture for blazing fast performance, an all-new 8 megapixel iSight® camera and introduces Touch ID™, an innovative way to simply and securely unlock your iPhone. iPhone 5c features an all-new design, packed with incredible features that people know and love, in five gorgeous colors—blue, green, pink, yellow and white.

“We’re thrilled to offer the incredible new iPhone 5s and iPhone 5c to our customers,” said Kaoru Kato, President and CEO of NTT DOCOMO, Inc. “We know our customers will enjoy the amazing experience of iPhone on DOCOMO’s high-quality network.”

“NTT DOCOMO has built an impressive network, the largest in the nation with over 60 million customers,” said Tim Cook, Apple’s CEO. “We’ve enjoyed tremendous success with iPhone in Japan, in fact it’s the top selling smartphone in the country, and we look forward to delivering iPhone into even more customers’ hands through NTT DOCOMO.”

With the launch of the new iPhone 5s, iPhone 5c and iOS 7, Apple is ushering in the next generation of mobile computing, delivering an incredible new hardware and software experience that only Apple could create. iPhone 5s redefines the best smartphone experience in the world with amazing new features all packed into a remarkable thin and light design, including the Apple-designed A7 64-bit chip, all-new 8 megapixel iSight camera with True Tone flash and introducing Touch ID, an innovative way to simply and securely unlock your phone with just the touch of a finger. iPhone 5c features an all new-design, packed with features people know and love like the beautiful 4-inch Retina® display, blazing fast performance of the A6 chip, and the 8 megapixel iSight camera—all while delivering great battery life.1 iPhone 5s and iPhone 5c both offer more LTE bands2 than any other smartphone in the world and include all-new FaceTime® HD cameras.

iPhone 5s and iPhone 5c feature iOS 7, the most significant iOS update since the original iPhone, featuring a stunning new user interface, completely redesigned with an elegant color palette, distinct, functional layers and subtle motion that make it feel more alive. iOS 7 has hundreds of great new features, including Control Center, Notification Center, improved Multitasking, AirDrop®, enhanced Photos, Safari®, Siri® and introduces iTunes RadioSM, a free Internet radio service based on the music you listen to on iTunes.3

Beginning on Friday, September 13, customers can pre-order iPhone 5c at DOCOMO dealers4 and the first 30,000 docomo Premier Club Premier Stage5 customers can pre-order from DOCOMO’s website6.

For more information on iPhone, please visit www.apple.com/iPhone.

1 Battery life depends on device settings, usage and other factors. Actual results vary.

2 LTE is available through select carriers. Network speeds are dependent on carrier networks, check with your carrier for details.

3 iTunes Radio will be available with the launch of iOS 7 in the US.

4 DOCOMO will make an announcement of the DOCOMO dealers at a later date.

5 docomo Premier Club Premier Stage: Customers who have applied to the company’s membership program “docomo Premier Club,” and those who have ten years or more length of subscription, or, those with accumulated stage points of 2,500 or more for the period between January 2012 through December 2012.

6 Customers can apply for pre-orders on the website, but to buy and receive the actual handset they need to come to a DOCOMO shop specified at the time of application.

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 61 million mobile customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. Please visit www.nttdocomo.co.jp/english for more information.

Apple designs Macs, the best personal computers in the world, along with OS X, iLife, iWork and professional software. Apple leads the digital music revolution with its iPods and iTunes online store. Apple has reinvented the mobile phone with its revolutionary iPhone and App Store, and is defining the future of mobile media and computing devices with iPad.

© 2013 Apple Inc. All rights reserved. Apple, the Apple logo, Mac, Mac OS, Macintosh, iPhone, iSight, Touch ID, Retina, FaceTime, AirDrop, Safari, Siri and iTunes Radio are trademarks of Apple. Other company and product names may be trademarks of their respective owners.